Exhibit 4(a)

MERGER AGREEMENT ENTERED INTO BY AND BETWEEN MINERA MEXICO, S.A. DE C.V., AS THE MERGING CORPORATION, HEREINAFTER REFERRED TO AS THE MERGING CORPORATION, REPRESENTED BY LETICIA HURTADO CAMARENA AND GRUPO MINERO MEXICO, S.A. DE C.V. AS THE MERGED CORPORATION, HEREINAFTER REFERRED TO AS THE MERGED CORPORATION, REPRESENTED BY ALFREDO GUTIÉRREZ QUIROZ, ACCORDING TO THE FOLLOWING REPRESENTATIONS AND CLAUSES:

REPRESENTATIONS

I.                                         OF THE MERGING CORPORATION:

That its General Extraordinary Shareholders’ Meeting dated May 28, 2003, approved the merger of the Merged Corporation into the Merging Corporation.

II.                                     OF THE MERGED CORPORATION:

That its General Extraordinary Shareholders’ Meeting dated May 28, 2003, approved the merger of the Merged Corporation into the Merging Corporation.

Now therefore, the parties agree on the following:

CLAUSES

FIRST.  The Merging Corporation and the Merged Corporation hereby agree to merge in the terms and conditions contained herein.

SECOND.  As a result of the agreed merger, the Merging Corporation shall subsist and the Merged Corporation shall extinguish.

THIRD.  The amounts that shall serve as the basis for the merger shall be those appearing in their respective balances as of May 15, 2003.

FOURTH.  As the Merging Corporation is the party that shall survive, it shall become the universal successor of the Merged Corporation. As of the date the merger is effective, the Merging Corporation shall subrogate in all the rights, actions and obligations of the Merged Corporation and shall replace the Merged Corporation in all its responsibilities, rights and obligations, arising from any agreements, covenants, loans, licenses, permits, concessions and, in general, arising form all the acts and operations carried out by the Merged Corporation or in which the Merged Corporation has participated, assuming all rights and obligations relating thereto pursuant to law.

FIFTH.  As a result of the merger, the Merging Corporation shall universally acquire all the patrimony of the, Merged Corporation.

Within such patrimony, by way of example but not limited to, are the following assets:

1.               Plot of land located in block 22, Colonia Industrial, Municipality of Cananea, State of Sonora, with a surface of 6,097.27 m2 (six thousand ninety seven square meters and twenty seven square centimeters) with the following measurements and limits: to the north, at ninety two meters eighty seven millimeters with land of the municipal airport; to the South, at ninety meters with a fraction of the same block; to the East, at seventy seven meters, four hundred ninety five millimeters with calle ocho; and to the West, at fifty eight meters with land of the same block 22, that was acquired by the Merged Corporation under public need number 81,813, granted before Mr. Cecilio González Márquez, Notary Public number 151 of the Federal District.

2.               The shares representing the capital stock of the corporations named Western Copper Supplies Inc., México, Compañia Inmobiliaria, S.A., Mexicana de Cananea, S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cobre, S.A. de C.V., Minerales Metalicos del Norte, S.A., Mexicana del Arco, S.A. de C.V., Servicios de Apoyo Administrativo, S.A. de C.V. and Minera México Internacional Inc., owned by Grupo Minero México, S.A. de C.V. at the time the merger becomes effective.

As a result of the merger by absorption, as of the date the merger is effective, the Merging Corporation shall acquire all the assets, property, shares and rights, as well as all the liabilities, obligations, credits and responsibilities of the Merged Corporation at their value recorded in the books of the Merged Corporation on May 15, 2003; and therefore, as of the date the merge is effective, the Merging Corporation shall assume all the liabilities and the obligations, credits and responsibilities of the Merged Corporation as of such date, and shall become expressly bound to pay and perform the same when due; and provided further that any existing liabilities between the Merging Corporation and the Merged Corporation, in their condition as either creditor or debtor of each other, shall be terminated by confusion due to the fact that both capacities shall gather in the same corporation.

Notwithstanding the foregoing, the Merged Corporation may carry out all the necessary operations to comply with its contracted liabilities, credits and obligations and exercise its rights, which were acquired before the date hereof, until the merger becomes effective against third persons. As soon as such event occurs, the Merging Corporation shall be the only one responsible for the performance and/or exercise of said rights and obligations.

SIXTH.  The merger shall be effective between the parties hereto as of June 1, 2003, and against third persons, the merger shall be effective according to the provisions of Articles 223 and 224 of the General Law for Mercantile Corporations.

SEVENTH.  As the Merging Corporation is the primary shareholder of the Merged Corporation, any interest that the Merging Corporation may have in the capital stock of the Merged Corporation shall be eliminated against the investments account of the Merging Corporation on the date the merger becomes effective, and the shares representing such interest shall be canceled accordingly.

EIGHTH.  As a result of the merger, and as of the date it is effective, an increase of the variable part of the capital stock of Minera Mexico, S.A. de C.V. shall be registered for an amount of $86,412,472.96, which shall correspond to the total sum of the participation that the shareholders of the Merged Corporation shall have in the Merging Corporation, excepting the shareholder Minera Mexico, S.A. de C.V. as its interest in the Merged Corporation shall be eliminated against its investment account.

NINTH.  As a consequence of the merger and as of the date it is effective, Minera Mexico, S.A. de C.V. shall issue 6,558,428 new ordinary, nominative Series “B”, Class II shares, representing the variable portion of its capital stock to be delivered to the shareholders of the Merged Corporation, except to the shareholder Minera Mexico, S.A. de C.V., by exchange of their shares in the Merged Corporation by delivering one new share representing the capital stock of the Merging Corporation for every 1.080754260015 shares representing the capital stock of the Merged Corporation that each shareholder owns.

TENTH.  The merger shall extinguish the management and supervision bodies of the Merged Corporation, which shall be free of any responsibility as of the moment the merger is effective against third parties.

ELEVENTH.  On the date the merger becomes effective against third parties, the appointments of the officers of the Merged Corporation and the powers of attorney granted by it before the date on which the merger becomes effective, shall be automatically terminated.

TWELFTH.  The General Law for Mercantile Corporations and other applicable laws shall apply for any issue not specifically agreed herein. For the interpretation and enforcement of this Agreement, and the exercise of any actions or rights granted hereunder to the parties hereto, the parties hereby submit to the jurisdiction of the competent courts located in Mexico City, Federal District, waiving any other jurisdiction they may have a right to by virtue of their respective present or future domiciles.

In witness whereof, the parties knowing the contents and reach of this Agreement and the rights and obligations granted to them hereunder, they execute this Agreement in the corporate domicile of the Merging Corporation, on this day the 28th of May, 2003.

The Merging Corporation	The Merged Corporation

/s/ Leticia Hurtado Camarena	/s/ Alfredo Gutiérrez Quiroz
Name: Leticia Hurtado Camarena	Name: Alfredo Gutiérrez Quiroz